

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 6, 2017

Via E-Mail
Mr. Maxwell A. Lof
Executive Vice-President,
Finance and Chief Financial Officer
Bellatrix Exploration Ltd.
800 5th Avenue S.W., Suite 1920
Calgary, Alberta
Canada T2P 3T6

> **Re:** **Bellatrix Exploration Ltd.**
> **Form 40-F for the Fiscal Year ended December 31, 2016**
> **Filed March 17, 2017**
> **File No. 001-35644**

Dear Mr. Lof:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources